UNITED STATES
                                      SECURITIES AND EXCHANGE COMMISSION
                                            Washington, D.C. 20549


                                                   FORM N-8F

                                        APPLICATION FOR DEREGISTRATION
                                           PURSUANT TO SECTION 8(f)

                                 OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")
                                           AND RULE 8f-1 THEREUNDER

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [X]      Merger

         [  ]     Liquidation

         [  ]     Abandonment of Registration

     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [        ] Election of status as a Business  Development Company (Note:
                  Business Development Companies answer only question 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of Fund:

         Evergreen Small Company Growth Fund II (formerly Keystone Small Company Growth Fund II)

3.       Securities and Exchange Commission File No.:

         811- 7457

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X]      Initial Application                [  ]     Amendment


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                                                       2

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         200 Berkeley Street
         Boston, MA  02116

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Stacy H. Ostrowski, Esq.
         Sullivan & Worcester LLP
         1025 Connecticut Avenue, N.W., Suite 1000
         Washington, DC  20036
         (202) 775-1204

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Trust Agreements, Bylaws and Minute Books:
         -----------------------------------------
         Maureen E. Towle, Esq.
         Evergreen Funds
         200 Berkeley Street
         Boston, MA  02116
         (617) 210-3682

         Other Fund Records:
         ------------------
         Ms. Carol Kosel
         Evergreen Funds
         200 Berkeley Street
         Boston, MA  02116
         (617) 210-3231

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [  ]     Unit investment trust; or

         [  ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                  [  ]     Closed-end


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10.      State law under which the fund was organized or formed (e.g., Delaware,
         Massachusetts):

         Massachusetts (business trust)

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Keystone Investment Management Company
         (now Evergreen Investment Management Company)
         200 Berkeley Street

         Boston, MA  02116

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Evergreen Keystone Distributor, Inc. (now Evergreen Distributor, Inc.) ("EKD") 90 Park Avenue New York, NY 10016

     EKD replaced Evergreen Keystone Investment Services, Inc. (formerly Keystone Investment Distributors Company), the Fund's original distributor. Evergreen Keystone Investment Services, Inc. was located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

                  Not Applicable.

         (b)      Trustee's name(s) and address(es):

                  Not Applicable.

     14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [  ]     Yes                       [X]      No

         If Yes, for each UIT state:

         Name(s):


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         File No.:   811-_______

         Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes                       [  ]     No

                  If Yes, state the date on which the board vote took place:

                  September 17, 1997

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes                       [  ]     No

                  If Yes, state the date on which the shareholder vote took place:

                  January 6, 1998

                  If No, explain:

II.      Distributions to Shareholders

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes                       [  ]     No

         Pursuant to an Agreement and Plan of Reorganization dated as of September 30, 1997 (the "Plan"), Applicant transferred all of its assets to Evergreen Small Company Growth Fund (the "Acquiring Fund") as of the commencement of business on January 24, 1998 (the "Closing Date") in exchange for shares of beneficial interest of the Acquiring Fund, $.001 par value per share, and the assumption of certain identified liabilities of Applicant by the Acquiring Fund. Applicant received Acquiring Fund shares having an aggregate net asset value equal to the aggregate net asset value of the class of shares held by each shareholder of Applicant as of the close of business on January 23, 1998. Applicant then liquidated and distributed to its shareholders of record pro rata the full and fractional shares of the Acquiring Fund received by Applicant in


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                                                  5

     the reorganization, and all issued and outstanding shares of Applicant were canceled on Applicant's books.

         At or prior to the Closing Date, Applicant declared a dividend(s) or distribution(s) which, together with all previous dividends and distributions, had the effect of distributing to Applicant's shareholders (in shares of the Fund, or in cash, as the shareholder had elected) all of Applicant's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reductions for any capital loss carryforward).

     (a) If Yes, list the date(s) on which the fund made those distributions:

                  On or about January 24, 1998

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes                       [  ]     No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes                       [  ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  The exchange ratio was approximately 1.34, 1.32, 1.32 and 1.34 Class A, Class B, Class C and Class Y shares of the Acquiring Fund issued for each share of Evergreen Small Company Growth Fund II Class A, Class B, Class C and Class Y, respectively. Shareholders of Applicant received the number of shares of the Acquiring Fund determined by multiplying the outstanding class of shares of Applicant by a factor which was computed by dividing the net asset value per share of the respective class of Applicant by the net asset value per share of the respective class of the Acquiring Fund. The computations took place as of the business day immediately prior to the Closing Date. The net asset value per share of each class was determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

         (e)      Liquidations only:

                  Were any distributions to shareholders made in kind?


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                                                  6

                  [  ]     Yes                       [  ]     No

                  Not Applicable.

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:

         Has the fund issued senior securities?

         [  ]     Yes                       [  ]     No

         Not Applicable.

         If  Yes,  describe  the  method  of  calculating   payments  to  senior
         securityholders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes                       [  ]     No

         As described above, all of Applicant's assets were acquired by the Acquiring Fund in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain identified liabilities of Applicant.

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

                  Not Applicable.

         (b) Describe the relationship of each remaining shareholder to the fund:

                  Not Applicable.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes                       [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


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                                                  7

III.     Assets and Liabilities

20.      Does the fund have any assets as of the date this form is filed?

         (See question 18 above.)

         [  ]     Yes                       [X]      No

         If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [  ]     Yes                       [  ]     No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes                       [X]      No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information about Event(s) Leading to Request for Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  The aggregate expenses of entering into and carrying out the provisions of the Plan included the costs of preparing, printing and mailing the prospectus/proxy statement furnished in connection with a Special Meeting of Shareholders of Applicant, legal and accounting fees relating thereto and to the creation and implementation of the Plan, the cost of a proxy soliciting agent, and the cost of retention by Applicant's Trustees of their ability to make claims under their existing directors and officers insurance policy for a period of three years following consummation of the reorganization. First Union National Bank, the


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                                                  8

                  parent  of the  investment  adviser  to  Applicant,  bore  all expenses incurred by Applicant in connection with the reorganization; such costs (which were not broken down on a per-merger basis) were allocated as a marketing expense. First Union National Bank will also bear any additional costs incurred in connection with the filing of this application.

                  (i)      Legal expenses:

                           Not separately broken down.

                  (ii)     Accounting expenses:

                           Not separately broken down.

                  (iii)    Other expenses (list and identify separately):

                           Not separately broken down.

                  (iv)     Total expenses (sum of lines (i) - (iii) above):

                           Not separately broken down.

         (b)      How were those expenses allocated?

                  Not allocated on a per-merger basis.

         (c)      Who paid those expenses?

                  First Union National Bank

         (d)      How did the fund pay for unamortized expenses (if any)?

                  There were no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes                       [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business


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                                                  9

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes                       [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes                       [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

                  Evergreen Small Company Growth Fund. The Acquiring Fund was a newly created series of Evergreen Equity Trust, a Delaware business trust and open-end management investment company.

                  The reorganization was part of an overall plan to convert the Evergreen Keystone funds into series of Delaware business trusts, to simplify and make consistent various investment restrictions and policies, and to obtain the advantages of Delaware law. The reorganization occurred in conjunction with a similar reorganization involving the transfer of assets to the Acquiring Fund by Evergreen Small Company Growth Fund (formerly named Keystone Small Company Growth Fund (S-4)), a Pennsylvania common law trust, in exchange for shares of the Acquiring Fund. A separate Form N-8F has been filed regarding that transaction.

         (b) State the Investment Company Act file number of the fund surviving the Merger:

                  811-08413

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  File No. 333-37613

                  N14AE24 filed on October 10, 1997; 485BPOS filed on November 12, 1997; and 497 filed on November 13, 1997


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         (d)      If the merger or  reorganization  agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                  Not Applicable.


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                                             VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Evergreen Small Company Growth Fund II (formerly Keystone Small Company Growth Fund II), (ii) she is a duly authorized officer of such company, and (iii) all actions by shareholders, Trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.


                                                     /s/Maureen E. Towle
                                                     Signature
                                                     Maureen E. Towle